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                               March 12, 2024

       Changlin Liang
       Director and Chief Executive Officer
       Dingdong (Cayman) Ltd
       Building 1, 56 Fanchang Road
       Shanghai, 20120
       People   s Republic of China

                                                        Re: Dingdong (Cayman)
Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response Dated
January 26, 2024
                                                            File No. 001-40533

       Dear Changlin Liang:

              We have reviewed your January 26, 2024 response to our comment letter and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5,
       2024 letter.

       Response Dated January 26, 2024

       Permissions Required from the PRC Authorities for Our Operations, page 5

   1. We note your response to prior comment 5 that you will "revise the disclosure in all applicable areas to
specifically state that we have relied on the opinion of counsel in future
                                                        Form 20-F filings."
Please provide your proposed revisions.
   2. We note your proposed disclosure in response to prior comment 4. Please further clarify whether you have
previously received any denials of your licenses and/or approvals for the lack of addresses
of your regional processing centers and frontline fulfillment stations. Additionally,
we note your representation that "no such requisite licenses and permits have been
denied, except for that not all of the addresses of our regional processing centers and
frontline fulfillment stations are currently specified in the relevant
 Changlin Liang
Dingdong (Cayman) Ltd
March 12, 2024
Page 2
      food operating licenses as required under relevant PRC laws and regulations, which will not result in the denial of our licenses and/or approvals (underline added)." Please discuss the basis on which you determined that you will not be denied licenses and/or approvals.
       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                            Sincerely,
FirstName LastNameChanglin Liang
                                                            Division of
Corporation Finance
Comapany NameDingdong (Cayman) Ltd
                                                            Office of Trade &
Services
March 12, 2024 Page 2
cc:       Steve Lin
FirstName LastName